FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica - New price for Telesp Tender Offer for GVT	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary of the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Further to the Significant Event registered on October 7th, 2009, the Board of Directors of TELECOMUNICAÇÔES DE SÂO PAULO S.A. (“Telesp”), Brazilian subsidiary of Telefónica Group, has decided to increase the initial price offered in the voluntary Tender Offer for the acquisition of the shares of the Brazilian company GVT (Holding) S.A. that was published on October 8th. The new price for the Offer will be R$ 50.5 per share, to be paid in cash, which entails an increase of 5.2083% according to the initial price of the before mentioned Offer.
This transaction would represent a total investment, according to this new price and assuming the acquisition of 100% of the shares addressed by the Offer, of approximately Euros 2,700 million (depending on the exchange rate prevailing when the transaction is closed).
Madrid, November 4th, 2009
The offer is not being made, and will not be made, directly or indirectly, in or into, the United States.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 4th, 2009	By:	Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors